

June 12, 2023

Christopher Roberts
Principal Financial Officer and Principal Accounting Officer
Quantum Computing Inc.
215 Depot Court SE, Suite 215
Leesburg, VA 20175

>   **Re: Quantum Computing Inc.**
>   **Form 10-K filed on March 30, 2023**
>   **Form 8-K/A filed on September 02, 2022**
>   **File No. 001-40615**

Dear Christopher Roberts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on March 30, 2023

Notes to Consolidated Financial Statements
Merger with QPhoton, Inc., page F-12

1.   We note you completed your merger with QPhoton, Inc. in 2022. Please revise your disclosures to provide the following information if the merger was accounted for as a business combination under FASB Accounting Standards Codification Topic 805. Otherwise, please disclose the accounting method you used for the merger with QPhoton, Inc.
   - Provide a purchase price allocation table;
   - Provide how you valued the specific assets and liabilities acquired;
   - Describe how you valued the stocks and warrants issued as the merger consideration;
   - Explain to us how you determined the fair values of the intangible assets you acquired and separately identify the amount of goodwill acquired; and
   - Please tell us your consideration of the disclosure guidance in ASC 805-10-50. If

disclosure of any of the information is impracticable, you should disclose that fact and explain why the disclosures are impracticable.

Form 8-K/A filed on September 02, 2022

Exhibit 99.3 - Unaudited Pro Forma Combined Financial Information, page F-7

2.   Under ASC 805, the purchase price should be allocated to specific identifiable tangible and intangible assets and liabilities based on their fair values. If the accounting is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted. In this regard, please explain why your pro forma financial information does not give effect to the acquisition accounting of the acquisition of QPhoton.

3.   We noted you only provided a table of the total estimated preliminary purchase consideration; however, under ASC 805, the notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. The appropriate percentages should be reasonable in light of acquirer's volatility. Please advise.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology